UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one

Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang	With a copy to:
Fosun International Limited	Gerard S. DiFiore, Esq.
Room 808	Reed Smith LLP
ICBC Tower	599 Lexington Avenue, 22nd Floor
3 Garden Road, Central	New York, NY 10022
Hong Kong, China	USA
(852) 2509 3228	(212) 549-0396

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Industrial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)   Relying on information provided by the Issuer in its 6-K filed on August 26, 2015, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 30, 2015.

CUSIP No. 09777B107

This Amendment No. 6 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by the Reporting Persons, as previously amended by Amendment No. 1 to the Original 13D filed on June 17, 2015 (the “Amendment No. 1”), Amendment No. 2 to the Original 13D filed on July 23, 2015 (the “Amendment No. 2”), Amendment No. 3 to the Original 13D filed on October 14, 2015 (the Amendment No. 3”), Amendment No. 4 to the Original 13D filed on October 28, 2015 (the “Amendment No. 4”) and Amendment No. 5 to the Original 13D filed on December 3, 2015 (the “Amendment No. 5”, collectively with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3 and the Amendment No. 4, the “Schedule 13D”), relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”, collectively with Ordinary Shares, the “Shares”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

On December 15, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mountain Tiger International Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”) and Mountain Tiger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$27.40 in cash without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time will represent the right to surrender the ADS in exchange for US$13.70 in cash without interest and net of any applicable withholding taxes, except for (i) Shares held by Rollover Securityholders (defined below), (ii) Shares owned by Parent, Merger Sub or the Issuer (as treasury shares, if any) and any Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise or vesting of any Issuer’s share awards or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Issuer, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement including obtaining the requisite approval of the Issuer’s shareholders.

If completed, the Merger will result in the Issuer becoming a privately-held company and its ADSs will no longer be listed on The NASDAQ Select Global Market.

CUSIP No. 09777B107

In connection with the Merger, the Parent has entered into a support agreement, dated December 15, 2015 (the “Support Agreement”) with Fosun International Limited (“Fosun”), Orrick Investments Limited (“Orrick”), Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and SAIF Partners IV L.P. (collectively, the “Rollover Securityholders, and each, a “Rollover Securityholder”). Pursuant to the Support Agreement, Fosun and Orrick agreed, subject to certain conditions, to deliver to Parent an aggregate of 4,000,000 ADSs representing 2,000,000 Ordinary Shares (collectively, the “Rollover Shares”) for cancellation in connection with the closing of the Merger and subscribe for 2,000,000 ordinary shares of Parent (the “Parent Shares”). The Support Agreement will terminate immediately upon the earlier to occur of (a) the closing of the Merger and (b) the valid termination of the Merger Agreement (such earlier time, the “Expiration Time”). In addition, pursuant to the Support Agreement, each Rollover Securityholder agreed to, among other things, vote or cause to be voted (including by proxy or written resolution, if applicable) its Ordinary Shares (including Ordinary Shares represented by ADSs) in favor of the authorization and approval of the transactions contemplated by or in connection with the Merger Agreement and against, among other matters, any competing acquisition proposal, at any meeting of the Issuer’s shareholders. Each Rollover Securityholder also agreed, during the term of the Support Agreement and until the Expiration Time, not to sell, transfer, pledge, or otherwise dispose of any Ordinary Shares it holds, except as provided in the Support Agreement or the Merger Agreement. This summary of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is attached hereto as Exhibit 99.12 and incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, Parent, Merger Sub, the Rollover Securityholders and certain equity investors including Uranus Connection Limited, SAC Finance Company Limited, Willow Investment Limited, and All Gain Ventures Limited (collectively the “Equity Investors”, together with Rollover Securityholders, the “Investors” and each an “Investor”) entered into an interim investors agreement, dated December 15, 2015 (the “Interim Investors Agreement”). The Interim Investors Agreement governs certain actions of Parent and the Investors with respect to the Merger Agreement, the Support Agreement, certain equity commitment letters, certain limited guarantees and the transactions contemplated by the foregoing. Upon the execution of the Interim Investors Agreement, the Consortium Agreement dated June 12, 2015 by and among Dong Yu, Skillgreat Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Fosun, Orrick, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. (the “Consortium Agreement”) shall be terminated with immediate effect and with no further force and effect from all respective. The participation of Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. in the transactions contemplated under the Consortium Agreement has previously been terminated pursuant to a termination notice dated December 1, 2015. The foregoing description of the Interim Investors Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Interim Investors Agreement included as Exhibit 99.13 and incorporated by reference herein.

Other than as described in this Item 4, and except as otherwise disclosed herein or in the Support Agreement, each Reporting Person currently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the ADSs beneficially owned by each Reporting Person, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 09777B107

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of December 18, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of December 18, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs since the last filed Amendment No. 5 on December 3, 2015.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with Dong Yu, Skillgreat Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and SAIF Partners IV L.P., with respect to the matters described in Items 4 and 6 of this Schedule 13D. Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by Dong Yu, Skillgreat Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and SAIF Partners IV L.P.. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by Dong Yu, Skillgreat Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. or SAIF Partners IV L.P., or is a member of any group with Dong Yu, Skillgreat Limited, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. or SAIF Partners IV L.P..

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

CUSIP No. 09777B107

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment No.5 filed on December 3, 2015 with the Securities and Exchange Commission).

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person.

99.3

Information regarding transactions in ADSs and Ordinary Shares by each Reporting Person during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.4

Share Purchase Agreement by and among Dong Yu, Skillgreat Limited, Fidelidade-Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014 (incorporated by reference to Exhibit 99.4 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.5

Loan Agreement by and among Dong Yu, Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.5 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.6

Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.6 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.7

Consortium Agreement, dated as of June 12, 2015, by and among Dong Yu, Skillgreat Limited, Fosun International Limited and its affiliates Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.7 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.8

Proposal Letter to the board of directors of Bona Film Group Limited, dated June 12, 2015, from Dong Yu, Fosun International Limited, Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade-Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.8 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

CUSIP No. 09777B107

99.9

Deed of Release, dated as of July 21, 2015, by Fosun International Holdings Ltd. in favor of Skillgreat Limited. (incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on July 23, 2015 with the Securities and Exchange Commission).

99.10

Payoff Letter, dated July 16, 2015, by and between Fosun International Holdings Ltd. and Skillgreat Limited. (incorporated by reference to Exhibit 99.10 to Amendment No. 2 filed on July 23, 2015 with the Securities and Exchange Commission).

99.11

Securities Purchase Agreement, dated as of October 12, 2015, by and among Skillgreat Limited, Dong Yu, Peak Reinsurance Company Limited and Fidelidade-Companhia de Seguros, S.A. (incorporated by reference to Exhibit 99.11 to Amendment No. 3 filed on October 14, 2015 with the Securities and Exchange Commission).

99.12

Support Agreement, dated as of December 15, 2015, by and among Fosun International Limited, Orrick Investments Limited, Mountain Tiger International Limited, Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P. and SAIF Partners IV L.P.

99.13

Interim Investors Agreement, dated as of December 15, 2015, by and among Fosun International Limited, Orrick Investments Limited, Mountain Tiger International Limited, Mountain Tiger Limited, Dong Yu, Skillgreat Limited, Vantage Global Holdings Ltd., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., SAIF Partners IV L.P., Uranus Connection Limited, SAC Finance Company Limited, Willow Investment Limited, and All Gain Ventures Limited.

CUSIP No. 09777B107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2015

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN INDUSTRIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Pan Donghui
Name: Pan Donghui
Title: Director